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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                     UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 1)


                           UNIFAB International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  90467L 20 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Perry Segura
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
--------------------------------------------------------------------------------
                             Virginia Boulet, Esq.
                              Adams and Reese LLP
                             4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234
--------------------------------------------------------------------------------

                                 August 1, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 90467L 20 9                      13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Perry Segura
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /X/

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    / /
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    9,089
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    37,359
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    9,089
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    37,359
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     46,448*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Less than one percent
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
* Includes 37,359 shares owned by Segura Enterprises, Inc., a company controlled by Mr. Segura. Also includes Mr. Segura's options to acquire 1,750 shares.

CUSIP No. 90467L 20 9              13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).      72-1182848

    Segura Enterprises, Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /X/

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    / /
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Louisiana; United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    37,359
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    37,359
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     37,359
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Less than one percent.
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

There are no material changes to the information previously filed in Item 1 of the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

There are no material changes to the information previously filed in Item 2 of the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There are no material changes to the information previously reported in Item 3 of the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

There are no material changes to the information previously filed in Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 1, 2003 there were 8,201,899 outstanding shares of common stock of UNIFAB International, Inc. Mr. Segura beneficially owned less than one percent.

(b) As of August 1, 2003 Mr. Segura had the sole power to vote or sole power to direct the vote and sole power to dispose and sole power to direct the disposition of 9,089 shares of Common Stock. Additionally, Mr. Segura had the shared power to vote or shared power to direct the vote and shared power to dispose and shared power to direct the disposition of 37,359 shares of Common Stock.

(c)      Please see response to Item 5(e) below.

(d)      Not applicable.

(e) This amendment is filed to report that on August 1, 2003, the Company issued 7,380,000 additional shares of Common Stock to a single purchaser unaffiliated with the filing person. As a result of this issuance, the filing persons ceased to beneficially own five percent or more of the outstanding shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no material changes to the information previously filed in Item 6 of the Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

There are no material changes to the information previously filed in Item 7 of the Schedule 13D.

----------------------



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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        Date: March 1, 2005

                                        /s/ Perry Segura
                                        --------------------------------
                                        Perry Segura, Director


                                        SEGURA ENTERPRISES, INC.



                                        BY:    /s/ Perry Segura
                                            ----------------------------
                                               Perry Segura, owner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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